METZGER & McDONALD PLLC
A PROFESSIONAL LIMITED LIABILITY COMPANY
ATTORNEYS, MEDIATORS & COUNSELORS

Steven C. Metzger	3626 N. Hall Street, Suite 800
Direct Dial 214-740-5030	Dallas, Texas 75219-5133	Facsimile 214-224-7555
smetzger@pmklaw.com	214-969-7600	214-523-3838
	www.pmklaw.com	214-969-7635

May 13, 2013

Via EDGAR

The Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jessica Barberich, Assistant Chief Accountant
         Wilson K. Lee, Staff Accountant

Re:	Transcontinental Realty Investors, Inc. (Commission File No. 001-09240; CIK No. 0000733590) - Form 10-K for fiscal year ended December 31, 2011

Ladies and Gentlemen:

On behalf of Transcontinental Realty Investors, Inc., a Nevada corporation (“TCI”) this letter is being filed as correspondence uploaded on the EDGAR system on behalf of TCI in response to a letter of comment from the Staff of the Securities and Exchange Commission dated April 4, 2013.  Schedule 1 annexed to this letter contains the responses to the comments of the Staff.  In each instance on such Schedule, for convenience, each comment of the Staff is repeated, followed in each instance by the applicable response to such comment or explanation.  Also included in such response, where appropriate, is a letter/page reference to the text of the applicable document or instrument referred to in the comment.

This letter is being filed under the EDGAR system in direct response to the comments of the Staff.  If you would like to discuss any item concerning the referenced matter included in this letter or Schedule 1, please do not hesitate to contact the undersigned at any time at 214-740-5030 direct or Gene S. Bertcher, Executive Vice President and Chief Financial Officer of TCI at 469-522-4238 direct.

Very truly yours,

/s/ Steven C. Metzger

Steven C. Metzger

cc:	Gene S. Bertcher
Executive Vice President and Chief Financial Officer
Transcontinental Realty Investors, Inc.
1603 LBJ Freeway, Suite 800
Dallas, Texas 75234

SCHEDULE 1

Response to Comments of the Staff of
The Securities and Exchange Commission
by letter dated April 4, 2013 with respect to
Form 10-K for the fiscal year ended December 31, 2011
Transcontinental Realty Investors, Inc.
Commission File No. 001-09240
_________________

The following information is to provide a response to a comment of the Staff of the Securities and Exchange Commission rendered by letter dated April 4, 2013 with respect to Form 10-K Annual Report to the Securities and Exchange Commission for the fiscal year ended December 31, 2011 of Transcontinental Realty Investors, Inc. (the “Company” or “TCI”).  For convenience, each comment of the Staff is restated below, with our response noted immediately following the comment.  Also included in such response is a letter/page reference to the text of each instrument where applicable.

Significant Real Estate Acquisitions/Dispositions and Financings, page 6

Comment/Observation No. 1.  Your response to prior Comment 1 indicates that services were received without any direct consideration or compensation. Please revise in future filings to provide a quantified disclosure of the significant compensation arrangements with related parties that resulted in below-market compensation.

Response to Comment/Observation No. 1.  As previously described, the parties received no direct compensation or consideration related to any transaction described.  The Company’s practice has been to first attempt a restructuring of the obligations for financially challenged assets which, if not completed to the satisfaction of the Company, may result in a disposition of the asset to another entity generally controlled by other persons to continue to engage in the “workout” process which, in most instances, the entity utilizes staff of the Company’s contractual Advisor. The Company pays no direct compensation or consideration to such persons or entities, but one individual owns and controls Sunridge Management Group, Inc. (“Sunridge”), which is one of up to four property management entities utilized by the Company and its subsidiaries.  The Company takes into consideration the efforts by the owner of Sunridge when determining which and how many properties will be assigned to a particular management company and generally adjusts its portfolio of managers to ensure that Sunridge holds the management arrangements for more of the properties than others; in certain instances, the Company diverts management from one entity to Sunridge. However, the Company pays the same management fees on all of its properties regardless of the manager for a particular property. The only benefit received by Sunridge consists of additional properties under management.

As there is no compensation arrangement, the Company considers that there is no below-market compensation involved in the arrangement. If others did not take up the continuation of the “workout” arrangement, the Company would continue its own efforts (generally through its contractual Advisor) to “work out” the obligation, which might or might not achieve the same result, but would be at no additional cost to the Company. On the basis set forth above, there is no available concept to “quantify” or calculate any below-market compensation under such arrangements as there is no known comparable for the value, if any, of a management entity handling the finalization of a “workout” as opposed to the Company (or its contractual Advisor) continuing its efforts when no additional compensation is paid to the management company.